02038912

PE
8/22/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-06 dated August 21, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date August 21, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.

PRESS RELEASE

August 21, 2002 **#02-06**

The Northair Group

Suite 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT ACQUIRES THREE GOLD PROJECTS IN NEVADA

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF) is pleased to report that the Company has optioned three separate gold properties in Churchill County, Nevada. These acquisitions are part of the Company's continuing strategy to acquire attractive precious metal properties in stable and prospective geological environments.

The Black Hills Project is located 65 kilometres NNE of Hawthorne, with the Jenny Project located approximately two kilometres to the NNE. Both properties are located on a major structural component of the Walker Lane of Western Nevada and lie mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Host rocks on the properties include Mesozoic siltstones, conglomerate and limestone locally overlain by a flat-lying sheet of biotite-rich diorite. The main target at Black Hills is a large gold skarn/quartz-vein stockwork system that is localized along a northern range-front. Mineralization with strong sulfides and quartz veining can be traced over approximately 600 meters via float and within a series of historic prospects. Gold values within this trend appear related to retrograde alteration developed in both sedimentary and intrusive rocks, and consistently exceed 1 g/t. up to 5 g/t. As well, values up to 100 g/t. gold have been obtained along the contact with the diorite. Additional exploration potential on the property is supported by gold anomalies in pediment soils on both the north and south end of the Black Hills.

The adjacent Jenny Project covers a conical shaped hill with pervasive low-sulfide quartz/adularia veining and silicified breccias in sediments with strongly anomalous gold and high mercury, arsenic and antimony. Float samples of silicified and strongly iron-stained platy sediments report gold values in the +1 g/t. range. Exploration will be directed towards further identification of sediment hosted disseminated gold mineralization.

The third property optioned, the Hannah Project is located in the Jessup Mining District approximately 50 kilometres ENE of Fernley. Mineralization is hosted within a bleached, sulfidized, carbonitized and tourmalinated sedimentary sequence. Work by others on the property have obtained numerous gold values exceeding 1 g/t. over a large area with these values mainly coming from float and sub-crop of altered siltstone. The best gold assays (up to 17 g/t.) have been reported in sanded oxide stained silicified sediments. The zone of mineralization can be traced over a strike of approximately 600 meters and represents an obvious target. The sedimentary sequence on the property is strongly altered with an abundance of small historic prospects that explored gold veins/shears and hydrothermal breccias. Multi-gram gold values are common from these small exposures that represent additional exploration targets.

The Company is very pleased to have acquired these three properties that meet its strict quality control criteria. No previous drilling has been conducted on any of the properties, and an initial exploration program is planned to commence shortly.

The three properties were optioned from the same vendors and the Company can acquire a 100% interest by making cash payments totaling $US 250,000 and issuing 575,000 common shares over a four year period. The Vendors will retain a 2% Net Smelter Royalty which can be reduced to 1% for $US 1 million. The acquisition is subject to regulatory approval and a Finders Fee is payable to a third party.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200
**** INTERNET ADDRESS: www.northair.com/ndt/ ** Email: info@northair.com**